UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2011
Commission File Number 000-51138
GRAVITY Co., Ltd.
(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS FIRST QUARTER OF 2011 RESULTS
Seoul, South Korea — July 7, 2011 — GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the first quarter ended March 31, 2011, prepared in accordance with generally accepted accounting principles in the United States.
Revenues for the first quarter ended March 31, 2011 were KRW 13,810 million (US$12,802 thousand), representing a 15.0% decrease from KRW 16,249 million for the fourth quarter ended December 31, 2010 (“QoQ”) and a 24.2% increase from KRW 11,119 million for the first quarter ended March 31, 2010 (“YoY”).
Review of financial results
Revenues
Royalty and licensing fee revenue for the first quarter ended March 31, 2011 was KRW 8,719 million (US$8,083 thousand), representing a 10.3% decrease QoQ from KRW 9,717 million and a 34.5% increase YoY from KRW 6,484 million. The decrease in royalty and licensing fee revenues QoQ was primarily due to decreased revenues from Ragnarok Online in the Japanese market and the strengthening of the Korean Won against the Japanese Yen. The increase in royalty and licensing fee revenues YoY was mainly attributable to the revenues from Dragonica resulting from our acquisition of Gravity Games Corp., formerly known as Barunson Interactive Corp. and the developer of Dragonica, on October 21, 2010, and increase in the revenues from Ragnarok Online in Taiwan, Hong Kong and Macau driven by the introduction of a renewed version of the game in September 2010 in the region.
Subscription revenue for the first quarter 2011 was KRW 3,310 million (US$3,069 thousand), representing a 19.1% increase QoQ and a 35.9% increase YoY compared to KRW 2,779 million and KRW 2,435 million, respectively. The increase QoQ and YoY mainly resulted from the increased revenues from Ragnarok Online in Korea due to our ceasing subscription-based fee model and offering the game with free-to-play servers, which only apply micro-transaction model encouraging our users in Korea to play the game without paying subscription fees or buying playing time and to purchase in-game items.
Mobile game revenue was KRW 1,700 million (US$1,576 thousand) for the first quarter 2011, representing a 49.2% decrease QoQ from KRW 3,346 million and a 7.6% decrease YoY from KRW 1,839 million.
Character merchandising and other revenue was KRW 81 million (US$74 thousand) for the first quarter 2011, representing a 80.1% decrease QoQ from KRW 407 million and a 77.6% decrease YoY from KRW 361 million.
Cost of Revenues and Operating Expenses

Cost of revenues was KRW 5,383 million (US$4,990 thousand) for the first quarter 2011, representing a 18.0% decrease QoQ from KRW 6,568 million and a 10.7% increase YoY from KRW 4,861 million. The Company’s decreased cost of revenues QoQ was primarily attributable to decrease in outsourcing fees for NeoCyon, Inc., the Company’s subsidiary in Korea for mobile game business, and decrease in salaries for the headquarters. The increase in cost of revenues YoY mainly resulted from increased salaries due to the acquisition of Gravity Games Corp. in October 2010.
Operating expenses were KRW 5,779 million (US$5,357 thousand) for the first quarter 2011, representing a 33.9% decrease QoQ from KRW 8,749 million and a 15.7% increase YoY from KRW 4,996 million. The decrease in operating expenses QoQ was primarily due to decrease in research and development expenses in the first quarter of 2011 as well as impairment loss on intangible assets for capitalized research and development cost of Canaan, which was incurred in the fourth quarter of 2010 but not in the first quarter of 2011. The increase in operating expenses YoY was mainly attributable to increase in research and development expenses, which was partly resulted from recognition of research and development expenses of Gravity Games due to the acquisition of Gravity Games Corp. in October 2010, and also increase in advertising expenses and commission paid.
Income before income tax expenses and others was KRW 3,002 million (US$2,783 thousand) for the first quarter of 2011, which represents a 131.8% increase QoQ from KRW 1,295 million and a 98.5% increase YoY from KRW 1,512 million.
As a result of the foregoing factors, Gravity recorded a net income attributable to parent company of KRW 2,408 million (US$2,232 thousand) for the first quarter of 2011 compared to a net income attributable to parent company of KRW 238 million for the fourth quarter of 2010 and KRW 381 million for the first quarter of 2010.
The balance of cash and cash equivalents and short-term financial instruments was KRW 57,006 million (US$52,847 thousand) as of March 31, 2011.
Note: For convenience purposes only, the KRW amounts have been expressed in the U.S. dollars at the exchange rate of KRW 1,078.7 to US$1.00, the noon buying rate in effect on June 24, 2011, as quoted by the Federal Reserve Bank of New York.
About GRAVITY Co., Ltd.
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 80 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr
Ms. Yoon Joo Lee
IR Manager
Gravity Co., Ltd.
Email: yoonjoo.lee@gravity.co.kr
Telephone: +82-2-2132-7800
# # #

GRAVITY Co., Ltd.
Consolidated Balance Sheets
(In millions of KRW and thousands of US$)

	As of
	31-Dec-10		31-Mar-11
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	44,122	40,903	37,729	34,976
Short-term financial instruments	12,500	11,588	19,277	17,871
Short-term available-for-sale investments	5,000	4,635	5,014	4,648
Accounts receivable, net	8,242	7,641	5,441	5,044
Other current assets	6,479	6,006	6,549	6,071

Total current assets	76,343	70,773	74,010	68,610

Property and equipment, net	2,672	2,477	2,755	2,554
Leasehold and other deposits	1,711	1,586	1,793	1,662
Intangible assets	41,831	38,779	42,806	39,683
Equity method investments	1,336	1,239	1,305	1,210
Other non-current assets	1,597	1,480	1,314	1,218

Total assets	125,490	116,334	123,983	114,937

Liabilities and Equity
Current liabilities:
Accounts payable	6,641	6,156	4,132	3,831
Deferred revenue	5,611	5,202	5,539	5,135
Other current liabilities	1,813	1,681	1,220	1,130

Total current liabilities	14,065	13,039	10,891	10,096

Long-term deferred revenue	8,993	8,337	8,674	8,041
Accrued severance benefits	1,031	956	1,094	1,014
Other non-current liabilities	2,989	2,770	2,819	2,614

Total liabilities	27,078	25,102	23,478	21,765

Common shares	3,474	3,221	3,474	3,221
Additional paid-in capital	75,395	69,894	75,395	69,894
Retained earnings	4,995	4,631	7,403	6,863
Accumulated other comprehensive income	3,552	3,292	3,457	3,204

Total parent company shareholders’ equity	87,416	81,038	89,729	83,182

Non-controlling interest	10,996	10,194	10,776	9,990

Total equity	98,412	91,232	100,505	93,172

Total liabilities and equity	125,490	116,334	123,983	114,937

*
For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,078.7 to US$1.00, the noon buying rate in effect on June 24, 2011 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Operations
(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended
	31-Dec-10		31-Mar-10		31-Mar-11
	(KRW)	(US$)	(KRW)	(US$)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	2,779	2,576	2,435	2,257	3,310	3,069
Online games-royalties and license fees	9,717	9,008	6,484	6,011	8,719	8,083
Mobile games	3,346	3,102	1,839	1,705	1,700	1,576
Character merchandising and other revenue	407	377	361	335	81	74

Total net revenue	16,249	15,063	11,119	10,308	13,810	12,802

Cost of revenue	6,568	6,089	4,861	4,507	5,383	4,990

Gross profit	9,681	8,974	6,258	5,801	8,427	7,812

Operating expenses:
Selling, general and administrative	6,059	5,618	4,335	4,018	4,749	4,403
Research and development	2,215	2,053	661	613	1,030	954
Impairment losses on intangible assets	475	440	—	—	—	—

Operating income	932	863	1,262	1,170	2,648	2,455

Other income (expenses):
Interest income	424	393	520	482	416	386
Interest expense	(15)	(14)	(5)	(5)	(17)	(16)
Foreign currency loss, net	(122)	(113)	(315)	(292)	(58)	(54)
Others, net	76	71	50	47	13	12

Income before income tax expenses and equity income (loss) on investments	1,295	1,200	1,512	1,402	3,002	2,783

Income tax expenses	1,257	1,166	947	878	802	744

Income before equity income (loss) on investments	38	34	565	524	2,200	2,039

Equity income (loss) on investments	129	120	(159)	(148)	(12)	(11)

Net income	167	154	406	376	2,188	2,028
LESS: Net income (loss) attributable to the non-controlling interest	(71)	(66)	25	23	(220)	(204)

Net Income attributable to parent company	238	220	381	353	2,408	2,232

Earnings per share
- Basic and diluted	34	0.03	55	0.05	347	0.32

Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900

Earnings per ADS
- Basic and diluted	9	0.01	14	0.01	87	0.08
Weighted average number of ADSs outstanding
- Basic and diluted	27,795,600	27,795,600	27,795,600	27,795,600	27,795,600	27,795,600

*	For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,078.7 to US$1.00, the noon buying rate in effect on June 24, 2010 as quoted by the Federal Reserve Bank of New York.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: July 7, 2011	By:	/s/ Heung Gon Kim
		Name:	Heung Gon Kim
		Title:	Chief Financial Officer